Exhibit 99.1

Pembina Pipeline Corporation Announces Closing of Bought Deal Financing and Exercise in Full of Over-Allotment Option for Gross Proceeds of $460 Million

All financial figures are in Canadian dollars.

CALGARY, Nov. 19, 2015 /CNW/ - Pembina Pipeline Corporation ("Pembina" or the "Corporation") (TSX: PPL; NYSE: PBA) is pleased to announce that it has closed its previously announced bought deal offering of 15,335,250 common shares at a price of $30.00 per share through a syndicate of underwriters (the "Offering"), which includes 2,000,250 common shares issued at the same price on the exercise in full of the over-allotment option granted to the underwriters. The aggregate gross proceeds from the Offering is approximately $460 million.

Pembina intends to use the net proceeds from the Offering to partially fund capital expenditures associated with its $6.5 billion suite of secured growth projects (including those which have been placed in service during 2015), to reduce short-term indebtedness of the Corporation incurred as a result of expenditures related to its capital program, and for general corporate purposes.

Purchasers under this Offering who are shareholders of record on November 25, 2015 (the "Record Date") will be entitled to receive the Corporation's monthly cash dividend payable on December 15, 2015 in respect of any common shares held on the Record Date.

The common shares were offered pursuant to a prospectus supplement under the short form base shelf prospectus filed by the Corporation on March 18, 2015 in each of the provinces of Canada and in the U.S. pursuant to applicable registration exemptions.

The common shares issued pursuant to the Offering have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements thereunder.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for over 60 years. Pembina owns and operates pipelines that transport various hydrocarbon liquids including conventional and synthetic crude oil, heavy oil and oil sands products, condensate (diluent) and natural gas liquids produced in western Canada and ethane produced in North Dakota. The Corporation also owns and operates gas gathering and processing facilities and an oil and natural gas liquids infrastructure and logistics business. With facilities strategically located in western Canada and in natural gas liquids markets in eastern Canada and the U.S., Pembina also offers a full spectrum of midstream and marketing services that spans across its operations. Pembina's integrated assets and commercial operations enable it to offer services needed by the energy sector along the hydrocarbon value chain.

Forward-Looking Statements & Information

This news release contains certain forward-looking statements and information (collectively, "forward-looking statements") within the meaning of the "safe harbor" provisions of applicable securities legislation that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "plans", "expects", "proposes", "projects", "will", "estimates", "anticipates", "develop", "could" and similar expressions suggesting future events or future performance.

In particular, this news release contains forward-looking statements and information relating to the planned use of proceeds of the Offering, timing of and entitlement to dividend payments, and planning, construction, and capital expenditure estimates. These forward-looking statements and information are being made by Pembina based on certain assumptions that Pembina has made in respect thereof as at the date of this news release, including: that favourable growth parameters continue to exist in respect of current and future growth projects (including the ability to finance such projects on favourable terms); and that Pembina's businesses will continue to achieve sustainable financial results. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties, including, but not limited to: non-performance of agreements in accordance with their terms; the impact of competitive entities and pricing; reliance on key industry partners, alliances and agreements; the levels of activity in the oil and natural gas production industry and related commodity prices; the continuation or completion of third-party projects; the regulatory environment and the ability to obtain required regulatory approvals; tax laws and treatment; fluctuations in operating results; the ability of Pembina to raise sufficient additional capital to complete future projects and satisfy future commitments; construction delays; labour and material shortages; and certain other risks detailed from time to time in Pembina's public disclosure documents including, among other things, those detailed under the heading "Risk Factors" in the prospectus supplement dated November 12, 2015 and in Pembina's management's discussion and analysis and annual information form for the year ended December 31, 2014, which can be found at www.sedar.com.The intended use of the net proceeds of the offering by Pembina may change if the board of directors of Pembina determines that it would be in the best interests of Pembina to deploy the proceeds for some other purpose.

Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. Such forward-looking statements are expressly qualified by the above statements. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws.

Pembina Pipeline® is a registered trademark of Pembina Pipeline Corporation.

SOURCE Pembina Pipeline Corporation

%CIK: 0001546066

For further information: Investor Inquiries: Scott Burrows, Vice President, Finance and CFO, (403) 231-3156, 1-855-880-7404, e-mail: investor-relations@pembina.com; or Media Inquiries: Tanis Fiss, Supervisor, External Communications, (403) 817-7131, e-mail: media@pembina.com

CO: Pembina Pipeline Corporation

CNW 08:35e 19-NOV-15